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WRITER'S DIRECT LINE

202 682-7296

May 18, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey
Managing Clerk

5/21

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT MR. P.T. KENNEDY

TELEPHONE: +353 1 605 1003
FAX: +353 1 605 1103

Greencore disposes of Rathbones for a total consideration of €30m

Greencore Group plc ("Greencore") announces that it has today sold its UK bread activities, which trade as Rathbones Bakeries Limited ("Rathbones"), to Finedon Mill Limited for a total consideration of €30m.

Rathbones is a private label bakery supplier operating eight bakeries in England and Wales.

Under the terms of the deal Greencore will receive total consideration of €30m, which will be satisfied as follows:

- €18.5m paid at completion; and
- Deferred consideration payable of €11.5m. €4.6m of the deferred consideration is payable in monthly instalments of €150,000 commencing in September 2004 with the balance of €6.9m due on 1 April 2009. The latter element of the deferred consideration bears a commercial rate of interest.

The transaction is the culmination of Greencore's objective to realise the capital employed from its UK bread business. Previously Greencore generated net proceeds of €17m from the sale of the Milton Keynes bakery in May 2002 and the non-reinvestment of the majority of the insurance proceeds following the fire at the Trafford Park bakery in September 2003. In total, therefore, Greencore will have realised €47m from the exit from its UK bread business, which lost €0.4m before taxation and goodwill amortisation in the year ended 26 September 2003 on turnover of €102.8m.

The value of the net assets disposed of, excluding goodwill, was approximately €27m. In addition, goodwill of €12.8m relating to Rathbones is included on the consolidated balance sheet of Greencore. A further €36.4m of goodwill was written off to reserves on consolidation at the date of acquisition and, while it will be included in the calculation of the loss on disposal to be shown in the consolidated results of Greencore for the year ended 25 September 2004, the Group's consolidated net asset position will not be impacted by this.

Greencore will use the proceeds from this transaction to reduce its indebtedness and to support further investment in its growing convenience food categories.

Greencore's Chief Executive, David Dilger, said "The disposal of Rathbones completes the exit from the bread market in the UK, a positive development for the Group both commercially and financially. This further sharpens the focus of resources on our convenience food categories which have strong growth prospects and leading market positions"

Patrick Kennedy
Chief Financial Officer
Greencore Group plc
St Stephen's Green House
Earlsfort Terrace
Dublin 2.

Telephone 353 (0) 1 6051003
Fax 353 (0) 1 6051103

2 April 2004.

An exchange rate of €1 = Stg£0.6670 has been used for the purposes of this announcement.

GREENCORE
GROUP

Greencore Group plc
St. Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland.
Telephone: (+353-1) 605 1000. Fax: (+353-1) 605 1100. Email: mail@greencore.ie

Our ref: CMB/CM

2nd April, 2004.

By Facsimile
(677 6045)

Mr. James Ferguson,
The Irish Stock Exchange,
28, Anglesea Street,
Dublin 2.

Greencore Group plc – Announcement of Interim Results

Dear James,

This is to confirm that Greencore Group plc will announce its interim results for the half year ended 26th March, 2004 on Tuesday 25th May, 2004.

I would be obliged if you would notify the London Stock Exchange.

Yours sincerely,

C.M. Bergin
Group Company Secretary

GREENCORE
GROUP

Greencore Group plc
St. Stephen's Green House, Earlsfort Terrace, Dublin 2, Ireland.
Telephone: (+353-1) 605 1000. Fax: (+353-1) 605 1100. Email: mail@greencore.ie

Our Ref CMB/CC

30th March 2004

Mr James Ferguson
Irish Stock Exchange
28 Anglesea Street
DUBLIN 2

By Fax

Re: Notification of Interest of Directors and Connected Persons

Dear James

I attach three notifications of Interest of Directors and Connected Persons in Greencore shares arising from its Scrip Dividend Scheme.

I would be obliged if you would advise the London Stock Exchange.

Yours sincerely

C M Bergin
Group Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 970644

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP plc	2. Name of director PATRICK KENNEDY
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest HOLDING OF SHAREHOLDER NAMED AT 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) PATRICK KENNEDY
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SCRIP DIVIDEND SCHEME

7. Number of shares/amount of stock acquired 224	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) .0000117	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security ORDINARY	12. Price per share €3.05	13. Date of transaction 30 MARCH 2004	14. Date company informed 30 MARCH 2004

15. Total holding following this notification 11,452	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) .0006

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 6051000

25. Name and signature of authorised company official responsible for making this notification

Date of notification 30 MARCH 20 04

CAROLINE M. BERGIN
Group Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 573852

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP plc	2. Name of director SEAN FITZPATRICK
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest HOLDING OF SHAREHOLDER NAMED AT 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) SEAN FITZPATRICK
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SCRIP DIVIDEND SCHEME

7. Number of shares/amount of stock acquired 608	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) .00003	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security ORDINARY	12. Price per share €3.05	13. Date of transaction 30 MARCH 2004	14. Date company informed 30 MARCH 2004

15. Total holding following this notification 21,308	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) .00111

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries CAROLINE BERGIN 00 353 16051000
25. Name and signature of authorised company official responsible for making this notification Date of notification 30 MARCH 20 04	

CAROLINE M. BERGIN
Group Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 518421

All relevant boxes should be completed in block capital letters.

1. Name of company GREENCORE GROUP plc	2. Name of director / Company Secretary CAROLINE BERGIN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest HOLDING OF SHAREHOLDER AT 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) CAROLINE BERGIN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary SCRIP DIVIDEND SCHEME

7. Number of shares/amount of stock acquired 10	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) .0000005	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A
11. Class of security ORDINARY	12. Price per share €3.05	13. Date of transaction 30 MARCH 2004	14. Date company informed 30 MARCH 2004

15. Total holding following this notification 544	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) .0000285

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries CAROLINE BERGIN 00 353 1 6051000

25. Name and signature of authorised company official responsible for making this notification

Date of notification 30 MARCH 20 04

CAROLINE M. BERGIN
Group Company Secretary

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN

TELEPHONE: +353 1 6051029
FAX: +353 1 605 1104

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 1,630,591 new ordinary shares of nominal value of €0.63 cent each in the capital of Greencore Group plc ("the Company"), to be admitted to the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority, and to the London Stock Exchange and the Irish Stock Exchange for such shares to be admitted to trading. These shares have been allotted pursuant to the Company's Scrip Dividend Offer and these shares rank pari passu in all respects with existing ordinary shares. Such admission is expected to become effective and dealings to commence in these shares on 30th March, 2004.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2

25 March, 2004.